

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

March 15, 2010

Robert E. Alderson
President and Chief Executive Officer
Kirkland's, Inc.
431 Smith Lane
Jackson, Tennessee 38301

> **Re: Kirkland's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 20, 2009**
> **File No. 000-49885**

Dear Mr. Alderson:

We have reviewed your response dated February 19, 2010 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 1 – Description of Business and Significant Account Policies, page 39

Customer Loyalty Program, page 40

1.   We have reviewed your response to comment 4 in our letter dated January 28, 2010 and do not agree with your characterization of the costs of your loyalty programs as other operating expenses. Based on our understanding of your loyalty programs, it appears that free or discounted products and services earned by your customers should more appropriately be classified as cost of sales or as a reduction of revenues. Please revise future filings accordingly or tell us why you still believe other operating expense is the most appropriate line item.

Operating Segments, page 43

2.   We have reviewed your response to comment 6 in our letter dated January 28, 2010. Based on our review of your public disclosures and your response to our comment, we do not understand how the aggregation of your operating segments

is consistent with the objective and basic principles of FASB ASC 280, which is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. As you do not specify in your response, please clarify if each store or each venue represents an operating segment. Please also provide us with additional information supporting your assertion that the economic characteristics of your mall and off-mall venues are similar. Although you indicate in your response that the venues are economically similar, your disclosures suggest otherwise. For example, you disclose on page 7 that you "have experienced better financial results in these off-mall venues, primarily due to higher sales volumes and lower occupancy costs." We further note that over the last five fiscal years you have closed 165 mall stores and opened only 11, while you have opened 189 off-mall stores but closed only 16. Please tell us the measure of profit or loss, such as store contribution, you use to evaluate the performance of your operating segments. For each of the last five fiscal years, please provide us with that quantitative performance measure, as well as net sales, gross margins, and, if available, comparable store sales over the same period, for your operating segments and demonstrate how that information supports the similarity of economic characteristics.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director